================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            SIMULATION SCIENCES INC.
                           (NAME OF SUBJECT COMPANY)

                            SIMULATION SCIENCES INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  829213 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               CHARLES R. HARRIS
                            CHIEF EXECUTIVE OFFICER
                         601 VALENCIA AVENUE, SUITE 100
                             BREA, CALIFORNIA 92823
                                 (714) 579-0412
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                             JEFFREY D. SAPER, ESQ.
                             BARRY E. TAYLOR, ESQ.
                             MARTIN W. KORMAN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650)493-9300

================================================================================

                                  INTRODUCTION


     This Amendment No. 2 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") filed by Simulation Sciences Inc. (the "Company") relating to an offer by S Acquisition Corp., a Delaware corporation ("Offeror") and an indirect wholly owned subsidiary of Siebe plc, a United Kingdom public limited company ("Parent" or "Siebe"), to purchase all of the Shares of Simulation Sciences Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Schedule 14D-9.



     The information provided in the Schedule 14D-9 under "Item 8. Additional Information to be Furnished" is amended in full to read in its entirety as set forth below.



ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.



     On May 7, 1998 the Company issued a press release, a copy of which is attached hereto as Exhibit 99.20, announcing the Company's results for the quarter ended March 31, 1998 and the filing of Amendment No. 1 to the Schedule 14D-9.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS



EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
99.1*       Form of Mutual Nondisclosure Agreement between Simulation
            Sciences Inc. and Siebe plc dated April 7, 1998.
99.2*       Press releases issued by the Company and Siebe plc on April
            15, 1998.
99.3*       Letter of Transmittal.
99.4*       Letter to Stockholders dated April 21, 1998 from Charles R.
            Harris, President and Chief Executive the Company.
99.5*       Opinion of Dain Rauscher Wessels, a division of Dain
            Rauscher Incorporated, dated April 15, 1998.
99.6*       Offer to Purchase dated April 21, 1997.
99.7*       Agreement and Plan of Merger dated as of April 15, 1998,
            among the Company, Siebe plc, S Acquisition Corp. and S Sub
            Corp.
99.8*       Stock Option Agreement dated as of April 15, 1998 between
            the Company and Siebe plc.
99.9*       Certificate of Incorporation of the Company, as amended to date.
99.10*      Certificate of Designations of Rights, Preferences and
            Privileges of Series A Participating Preferred Stock.
99.11*      The Bylaws of the Company.
99.12*      Form of Indemnification Agreement.
99.13*      Form of Separation Agreement.
99.14*      1994 Stock Option Plan and related agreements.
99.15*      1996 Stock Plan and related agreements.
99.16*      Employee Stock Purchase Plan for U.S. Employees and related agreements.
99.17*      Employee Stock Purchase Plan for Non-U.S. Employees and
            related agreements.
99.18*      Director Option Plan and related agreements.
99.19*      The Company's Information Statement pursuant to Section
            14(f) of the Exchange Act and Rule 14f-1 thereunder.
99.20       Press release issued by the Company on May 7, 1998.


---------------
 *  Previously filed.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          SIMULATION SCIENCES INC.

                                          By:     /s/ CHARLES R. HARRIS

                                            ------------------------------------
                                                     Charles R. Harris
                                                  Chief Executive Officer


Dated: May 7, 1998

                                 EXHIBIT INDEX



EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
99.1*       Form of Mutual Nondisclosure Agreement between Simulation
            Sciences Inc. and Siebe plc dated April 7, 1998.
99.2*       Press releases issued by the Company and Siebe plc on April
            15, 1998.
99.3*       Letter of Transmittal.
99.4*       Letter to Stockholders dated April 21, 1998 from Charles R.
            Harris, President and Chief Executive the Company.
99.5*       Opinion of Dain Rauscher Wessels, a division of Dain
            Rauscher Incorporated, dated April 15, 1998.
99.6*       Offer to Purchase dated April 21, 1997.
99.7*       Agreement and Plan of Merger dated as of April 15, 1998,
            among the Company, Siebe plc, S Acquisition Corp. and S Sub
            Corp.
99.8*       Stock Option Agreement dated as of April 15, 1998 between
            the Company and Siebe plc.
99.9*       Certificate of Incorporation of the Company, as amended to date.
99.10*      Certificate of Designations of Rights, Preferences and
            Privileges of Series A Participating Preferred Stock.
99.11*      The Bylaws of the Company.
99.12*      Form of Indemnification Agreement.
99.13*      Form of Separation Agreement.
99.14*      1994 Stock Option Plan and related agreements.
99.15*      1996 Stock Plan and related agreements.
99.16*      Employee Stock Purchase Plan for U.S. Employees and related agreements.
99.17*      Employee Stock Purchase Plan for Non-U.S. Employees and
            related agreements.
99.18*      Director Option Plan and related agreements.
99.19*      The Company's Information Statement pursuant to Section
            14(f) of the Exchange Act and Rule 14f-1 thereunder.
99.20       Press release issued by the Company on May 7, 1998.


---------------

 *  Previously filed.